

Mail Stop 3628

July 1, 2016

<u>Via E-mail</u>
David Rands
Executive Vice President and CFO
VW Credit, Inc.
2200 Ferdinand Porsche Drive
Herndon, Virginia 20171

      Re: Volkswagen Auto Loan Enhanced Trust 2012-2
              Volkswagen Auto Loan Enhanced Trust 2013-1
              Forms 10-K for Fiscal Year Ended December 31, 2015
              Filed March 30, 2016
              File Nos. 333-160515-08 and 333-185282-02

Dear Mr. Rands:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ M. Hughes Bates

                                      M. Hughes Bates
                                      Special Counsel
                                      Office of Structured Finance

cc: William Horwath, VW Credit, Inc.
       Stuart M. Litwin, Mayer Brown LLP